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                          October 5, 2022

       Eldar Cegla
       Chief Financial Officer
       Innoviz Technologies Ltd.
       Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C
       Nitzba 300
       Rosh HaAin, Israel
       4809202

                                                        Re: Innoviz
Technologies Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 29,
2022
                                                            File No. 333-267646

       Dear Eldar Cegla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ryan J. Maierson